Exhibit (a)(9)

GAM Avalon Lancelot, LLC
135 East 57th Street, New York, NY 10022
Tel (212) 407 4600, Fax (212) 407 4684
www.gam.com


GAM Avalon Lancelot, LLC



THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED INTERESTS IN THE FUND.



January 2006

Dear Investor:

GAM Avalon Lancelot, LLC (the "Fund") has received and accepted approximately 60% of your tender request.

The Fund's Offering Memorandum and governing documents provide that the board of directors (the "Board") will determine the terms and conditions for any repurchase of Interests. Previously, the Board authorized repurchases of up to 10% of the Fund's outstanding Interests. In response to a request from the investment adviser, the Board increased the December tender repurchase amount to 20% and extended the tender offer period. Based on the Fund's most recent estimated net asset value, 20% of the fund's outstanding interests would equal approximately $40.7 million.

For the tender period ending Tuesday, December 20, 2005, approximately $68.1 million of Interests in the Fund was submitted for redemption; as such, the offer was OVERSUBSCRIBED.

IN ACCORDANCE WITH THE FUND'S OFFERING MEMORANDUM AND GOVERNING DOCUMENTS, BECAUSE OF THE OVERSUBSCRIPTION, THE FUND HAS REPURCHASED FROM YOU A PRO RATA PORTION OF THE INTERESTS YOU TENDERED, OR APPROXIMATELY 60% OF YOUR REQUESTED TENDERED AMOUNT. PLEASE NOTE THAT, BECAUSE A PORTION OF YOUR INVESTMENT REMAINS WITH THE FUND, YOU ARE STILL AN INVESTOR IN THE FUND.

It is expected that, subject to Board approval, the next tender offer period will commence in May 2006 and will be subject to the terms and conditions set forth in the applicable tender offer documents.

A statement showing the breakdown of your capital withdrawal in accordance with the tender offer will shortly follow.

You have been paid in accordance with the terms of the tender offer. Unless otherwise directed; proceeds have been wired back to the account in which you made the purchase.

If you have any questions, please call GAM's sales desk at (888) 526-4262.

Sincerely,

GAM Avalon Lancelot, LLC